FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 15 September 2004 – 6 October 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom seeking clarity on some terms of Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	6 October 2004

5 October 2004

MEDIA RELEASE

Telecom seeking clarity on some terms of Act

Telecom is asking for the meaning of some provisions of the Telecommunications Act to be clarified, in order to guide future determinations by the Commerce Commission.

Telecom is today issuing proceedings with the High Court asking it to rule on the correct meaning of those provisions.

“It’s important to note we are not appealing any determinations. We’re just seeking clarity for the future,” said Telecom General Counsel Mark Verbiest.

“This is a narrowly focused move to give the industry more certainty about future decisions.

“For some time now we have been pointing out to the Commerce Commission our concern that determinations could go beyond the purpose of the legislation in the way that some services are defined,” Mr Verbiest said.

“For instance, it’s unclear whether a service such as subdivision reticulation which provides new network to developers can really be said to be a service provided over the fixed telecommunications network when it actually relates to the building of new network.

“Telecom is also concerned about the Commission’s ability to backdate its determinations.”

“The Commission declined to seek the High Court’s opinion on this issue and advised that the initiative rested with Telecom. So we are taking that initiative.”

Mr Verbiest said a judgement by the court would have no effect on determinations already made. But the Commerce Commission would be required to take it into accord for any pending or future decisions.

TelstraClear has been named in the proceedings because it is a party to applications which are pending with the Commission currently and because it has been a party on past determinations. It would therefore have an interest in any outcome.

ENDS

For more information please contact:

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303